MARTIN LIPTON

HERBERT M. WACHTELL

EDWARD D. HERLIHY

DANIEL A. NEFF

STEVEN A. ROSENBLUM

JOHN F. SAVARESE

SCOTT K. CHARLES

JODI J. SCHWARTZ

ADAM O. EMMERICH

RALPH M. LEVENE

RICHARD G. MASON

ROBIN PANOVKA

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ILENE KNABLE GOTTS

TREVOR S. NORWITZ

ANDREW J. NUSSBAUM

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IGOR KIRMAN

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T. EIKO STANGE

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GREGORY E. OSTLING

DAVID B. ANDERS

ADAM J. SHAPIRO

NELSON O. FITTS

JOSHUA M. HOLMES

DAVID E. SHAPIRO

DAMIAN G. DIDDEN

IAN BOCZKO

MATTHEW M. GUEST

DAVID E. KAHAN

DAVID K. LAM

BENJAMIN M. ROTH

JOSHUA A. FELTMAN

51 WEST 52ND STREET NEW YORK, N.Y. 10019-6150 TELEPHONE: (212) 403-1000 FACSIMILE: (212) 403-2000

ELAINE P. GOLIN

EMIL A. KLEINHAUS

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RONALD C. CHEN

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ANDREW R. BROWNSTEIN

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KENNETH B. FORREST

BEN M. GERMANA

SELWYN B. GOLDBERG

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ERIC S. ROBINSON ERIC M. ROSOF MICHAEL J. SEGAL WON S. SHIN DAVID M. SILK ROSEMARY SPAZIANI ELLIOTT V. STEIN LEO E. STRINE, JR.* PAUL VIZCARRONDO, JR. JEFFREY M. WINTNER AMY R. WOLF MARC WOLINSKY
* ADMITTED IN DELAWARE COUNSEL
DAVID M. ADLERSTEIN SUMITA AHUJA FRANCO CASTELLI ANDREW J.H. CHEUNG PAMELA EHRENKRANZ ALINE R. FLODR KATHRYN GETTLES-ATWA ADAM M. GOGOLAK ANGELA K. HERRING	MICHAEL W. HOLT MARK A. KOENIG CARMEN X.W. LU J. AUSTIN LYONS ALICIA C. McCARTHY JUSTIN R. ORR NEIL M. SNYDER JEFFREY A. WATIKER

April 11, 2024

Via EDGAR and Courier

Jenny O’Shanick

Erin Purnell

Division of Corporation Finance

Office of Manufacturing

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Smurfit WestRock Limited Registration Statement on Form S-4 Filed March 22, 2024 File No. 333-278185

Dear Ms. O’Shanick and Ms. Purnell:

On behalf of our client, Smurfit WestRock Limited (the “Company”), set forth below is the response of the Company to the comments of the Staff of the Division of Corporation Finance (the “Staff”) that were set forth in your letter dated April 4, 2024, regarding the Company’s registration statement on Form S-4 (the “Registration Statement”) filed with the Securities and Exchange Commission on March 22, 2024. In connection with this letter responding to the Staff’s comments, the Company is today filing Amendment No. 1 to the Registration Statement (the “Amendment No. 1”).

For your convenience, the Staff’s comments are set forth in bold, followed by the response on behalf of the Company. All page references in the response set forth below refer to pages of the Amendment No. 1.

Risk Factors
Risks Relating to WestRock’s Business, page 66

1.	We note your response to prior comment 5. To the extent that you plan to request effectiveness of this proxy statement/prospectus prior to the filing of WestRock’s 10-Q for the quarter ending March 31, 2024, please include the updates provided directly in this proxy statement/prospectus.

Response: The Company acknowledges the Staff’s comment and will include the updates provided to the extent that the Company requests effectiveness of this proxy statement/prospectus prior to the filing of WestRock’s 10-Q for the quarter ending March 31, 2024.

The Combination
Opinions of WestRock’s Financial Advisors
Opinion of Lazard Freres & Co. LLC
Selected Publicly Traded Companies Analysis, page 112

2.	We note your revisions in response to prior comment 10 about WestRock and reissue in part. Please revise to state whether the advisor excluded any companies meeting the selection criteria from the analysis for Smurfit Kappa. Please explain the basis for such exclusions, if any.

Response: The Company respectfully advises the Staff that it has revised the disclosure on page 114 of Amendment No. 1 in response to the Staff’s comment.

Opinion of Evercore Group L.L.C
Selected Publicly Traded Companies Analysis, page 122

3.	We note your revisions in response to prior comment 13 about WestRock and reissue in part. Please revise to state whether the advisor excluded any companies meeting the selection criteria from the analysis for Smurfit Kappa. Please explain the basis for such exclusions, if any.

Response: The Company respectfully advises the Staff that it has revised the disclosure on page 124 of Amendment No. 1 in response to the Staff’s comment.

Interests of WestRock’s Directors and Executive Officers in the Combination, page 141

4.	We note your disclosures that Smurfit WestRock expects to enter into offer agreements with Patrick Kivits, Thomas Stigers and Samuel Shoemaker with respect to their executive positions at the company. Please revise to include these exhibits in your exhibit index. Refer to Item 601(b)(10) of Regulation S-K or tell us why you believe that such exhibits are not required.

Response: The Company respectfully notes that Item 601(b)(10)(iii)(A) of Regulation S-K provides that management contracts with named executive officers of the registrant are deemed material and required to be filed, and management contracts with other executive officers of the registrant are required to be filed unless immaterial in amount or significance. Patrick Kivits, Thomas Stigers, and Samuel Shoemaker will not serve as executive officers of the Company. Accordingly, the Company respectfully submits to the Staff that the offer letters with Messrs. Kivits, Stigers and Shoemaker are not required to be included in the exhibit index. The Company respectfully advises the Staff that it has revised the disclosure on page 142 of Amendment No. 1 in order to clarify that Messrs. Kivits, Stigers, and Shoemaker are expected to serve as executives, but not executive officers, of the Company.

Unaudited Condensed Pro Forma Combined Balance Sheet, page 213

5.	We note that you present the historical consolidated balance sheet of WestRock as of September 30, 2023 in the pro forma combined balance sheet. We further note that a more current balance sheet as of December 31, 2023 has been filed by WestRock. Please update your balance sheet presentation to comply with Rule 11-02(c)(1) of Regulation S-X.

Response: The Company respectfully advises the Staff that, in response to the Staff’s comment, it has revised the unaudited condensed pro forma combined financial information on pages 212 to 228 of Amendment No. 1 to present the historical balance sheet of WestRock as of December 31, 2023.

6.	We note your disclosure on page 277 that the company will issue Series A Preferred Shares and Deferred Shares upon completion of the proposed combination. These shares appear to be related to the proposed combination. Please explain why you have not provided pro forma adjustments to reflect these shares and the associated preferred dividends or otherwise modify your pro forma presentation accordingly.

Response: The Company respectfully advises the Staff that, in response to the Staff’s comment, it has revised pro forma balance sheet adjustment 6(h) on page 224 of Amendment No. 1 to reflect the expected issuance prior to completion of either the Smurfit Kappa Share Exchange or the Merger of 10,000 Series A preference shares at a par value of $0.001 for expected total consideration of $10,000 and the conversion of 25,000 existing euro-denominated ordinary shares, with a par value of €1.00, into 25,000 Smurfit WestRock deferred shares, with a par value of €1.00.

Adjustment 7d) Transaction-Related Expenses, page 225

7.	We note your disclosure on page 145 that the company will pay certain WestRock Company employees “Golden Parachute Compensation” upon completing the proposed combination. Please tell us what consideration you have given to providing Management’s adjustments for these payments. Refer to Rule 11-02(a)(7) of Regulation S-X.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff as follows:

Rule 11-02(a)(7) of Regulation S-X provides that “Management’s Adjustments depicting synergies and dis-synergies” of a transaction “may, in the registrant’s discretion, be presented if in its management's opinion, such adjustments would enhance an understanding of the pro forma effects of the transaction” and the conditions described in Rules 11-02(a)(7)(i) and 11-02(a)(7)(ii) of Regulation S-X are met. The Company respectfully advises the Staff that the Company has, in its discretion, elected not to present any “Management’s Adjustments” with respect to synergies or dis-synergies related to the Combination. Additionally, the Company believes that such adjustments would not, on the whole, significantly enhance an understanding of the pro forma effects of the transaction. With respect to “golden parachute” compensation in particular, the Company notes that any future “golden parachute” compensation primarily consists of certain employment termination payments and benefits that would only be payable in the event that certain future actions are taken, and certain conditions are satisfied, following the completion of the Combination. The occurrence of such possible future actions and the satisfaction of such conditions are, in some cases, not entirely within the Company’s control and in general are not currently determinable with a sufficiently high degree of certainty so as to warrant an adjustment. Moreover, the Company believes that any “Management’s Adjustments” related to such possible future “golden parachute” compensation would not significantly enhance an understanding of the pro forma effects of the transaction and the inclusion of such adjustments would not satisfy all of the conditions described in Rule 11-02(a)(7)(i) of Regulation S-X.

In addition, to make clear that no “Management’s Adjustments” have been made in respect of “golden parachute” compensation, the Company respectfully advises the Staff that it has revised the disclosure on page 214 of Amendment No 1.

Business Overview of Smurfit WestRock
Certain Relationships and Related Party Transactions, page 251

8.	We note your revision in response to prior comment 27 and reissue in part. Please revise to comply with Item 404(b) of Regulation S-K.

Response: The Company respectfully advises the Staff that it has revised the disclosure on page 253 of Amendment No. 1 in response to the Staff’s comment.

Security Ownership of Directors and Management of Smurfit WestRock, page 275
Selected Publicly Traded Companies Analysis, page 110

9.	We note your response to prior comment 20 in reissue in part. Please add any shareholders that are expected to own more than 5% of the combined company.

Response: The Company respectfully advises the Staff that it has revised the disclosure on page 279 of Amendment No. 1 in response to the Staff’s comment.

Executive Compensation, page 322

10.	We note your response to prior comment 21 and reissue in part. In your next amendment, please provide the historical information required by Item 402 of Regulation S-K for Anthony Smurfit, Ken Bowles, Laurent Sellier, and Saverio Mayer. Refer to Item 18(a)(7)(ii) of Form S-4.

Response: The Company respectfully advises the Staff that it has revised the disclosure on pages 326 to 346 of Amendment No. 1 in response to the Staff’s comment.

11.	Please revise to describe the material terms of the retention bonus letters that will be filed as Exhibits 10.9, 10.10 and 10.11 to your registration statement.

Response: The Company respectfully advises the Staff that it has revised the disclosure on page 338 of Amendment No. 1 in response to the Staff’s comment.

Director Compensation, page 330

12.	We note your response to prior comment 22 and reissue in part. Please provide the disclosure to be included in this section in your next amendment, including the historical information required by Item 402 of Regulation S-K for each Smurfit Kappa director who will serve as Smurfit WestRock director. Refer to Item 18(a)(7)(ii) of Form S-4.

Response: The Company respectfully advises the Staff that it has revised the disclosure on pages 354 to 355 of Amendment No. 1 in response to the Staff’s comment.

Part II: Information Not Required in Prospectus
Item 21. Exhibits and Financial Statement Schedules
Exhibit 99.4 Consent of Lazard Freres & Co. LLC, page II-2

13.	Please have your financial advisor revise its consent to consent to being named in the following sections:

●	“The Combination – Background of the Combination”;

●	“The Combination – Recommendation of the Transaction Committee and the WestRock Board Reasons for the Merger”;

●	“The Combination – Certain WestRock Unaudited Financial Information”;

●	“The Combination – Certain Smurfit Kappa Unaudited Financial Information”; and

●	“The Transaction Agreement – Representations and Warranties in the Transaction Agreement.”

Response: The Company respectfully advises the staff that it has provided a revised consent as Exhibit 99.4 to this Amendment No. 1 in response to the Staff’s comment.

*      *      *      *      *      *

If you have any questions concerning the Registration Statement or this letter, please do not hesitate to contact me at (212) 403-1005 or VGoldfeld@wlrk.com.

Sincerely yours,

/s/ Victor Goldfeld
Victor Goldfeld

cc:	Gillian Carson-Callan, Smurfit WestRock Limited
Andrew R. Brownstein, Wachtell, Lipton, Rosen & Katz
Igor Kirman, Wachtell, Lipton, Rosen & Katz
Denise R. Singleton, WestRock Company
Scott A. Barshay, Paul, Weiss, Rifkind, Wharton & Garrison LLP
Laura C. Turano, Paul, Weiss, Rifkind, Wharton & Garrison LLP